SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
September 12, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated September 12, 2007 contains a press release of Infineon Technologies AG announcing its intent to reduce its equity interest in Qimonda and issue an exchangeable bond.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: September 12, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. PERSONS
News Release/Presseinformation
Infineon starts to reduce its interest in Qimonda and issues exchangeable bond
Neubiberg, Germany — September 11, 2007 — Infineon (FSE/NYSE: IFX) today announced that its Management board decided on a number of capital markets measures to further reduce its equity interest in Qimonda. One transaction is the planned sale of American Depositary Shares (ADSs) to reduce its equity interest in Qimonda. In addition, a subsidiary of Infineon intends to issue an exchangeable bond while Infineon would commit to a share lending agreement.
Remaining true to its defined strategy, Infineon is now preparing to further reduce its holdings in Qimonda. As a first step, Qimonda filed a registration statement with the Securities and Exchange Commission (SEC) and reported that Infineon Technologies AG has submitted an offer to sell 25 million ADSs from its own shareholdings with an additional greenshoe option of up to 3.75 million additional ADSs. Assuming that the sale proceeds as planned, Infineon’s interest in Qimonda would be reduced to 78.6 percent. Furthermore, if the greenshoe option is exercised in full, Infineon’s interest in Qimonda would be further reduced to 77.5 percent. One ADS represents one ordinary share in Qimonda.
Additionally, Infineon Technologies Investment B.V., a wholly owned subsidiary of Infineon Technologies AG, intends to issue an exchangeable bond plus an additional greenshoe option. During its term (beginning 40 days after issue), the three-year exchangeable bond will give its holders the right to receive Qimonda ADSs from Infineon in lieu of cash settlement. If all bondholders would exercise their exchange options, Infineon would give, including the greenshoe option, 17 million Qimonda-ADSs for the redemption of the exchangeable bond — equivalent to nearly 5 percent of Qimonda’s share capital.
Concurrently with these transactions, Infineon intends to lend an affiliate of U.S. investment bank J.P. Morgan Securities, up to 10 million Qimonda ADSs alongside its placement of the exchangeable bond.

Investment banks Citi, Credit Suisse and J.P. Morgan are acting as joint bookrunners on both transactions, the sale of Qimonda ADSs and the exchangeable bond.
This news release does not constitute an offer of the exchangeable bonds for sale in the United States. The exchangeable bonds have not been registered under the U.S. Securities Act of 1933, as amended (the “Act”) and may not be offered or sold in the United States or to or for the account of U.S. persons unless the securities are registered under the Act, or an exemption from the registration requirements of the Act is available.
When available, a copy of the prospectus relating to the ADSs may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, 8th floor, Brooklyn, NY 11220 (Tel: +1-718-765-6732), Credit Suisse, Prospectus Department, One Madison Avenue, New York, NY 10010, (Tel: +1-800-221-1037) or J.P. Morgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (Tel: +1-718-242-8002). It may also be accessed through Infineon’s website at www.infineon.com, Qimonda’s website at www.qimonda.com or directly through the U.S. Securities and Exchange Commission at www.sec.gov.
This news release contains forward-looking statements about our future business. These forward-looking statements include statements relating to financing measures Infineon and Qimonda may undertake. These forward-looking statements are subject to a number of uncertainties including those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. Infineon does not assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications and security. In fiscal year 2006 (ending September), the company achieved sales of Euro 7.9 billion (including Qimonda sales of Euro 3.8 billion) with approximately 42,000 employees worldwide (including approximately 12,000 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the US from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
Further information is available at www.infineon.com.
This news release is available online at www.infineon.com/press/
     For the Finance and Business Press: INFXX200709.089e

Media Relations Corporate:	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Thomas Weber	+49 89 234 29804	th.weber@infineon.com
Investor Relations	EU/APAC/USA/CAN	+49 89 234 26655	investor.relations@infineon.com